

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2024

Kenneth Londoner
Chief Executive Officer
BioSig Technologies, Inc.
55 Greens Farms Road, 1st Floor
Westport, CT 06880

> **Re: BioSig Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 28, 2023**
> **File No. 333-276298**

Dear Kenneth Londoner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jayun Koo